EXHIBIT 99.1

Nontransferable Purchase Rights for

up to

79,600 Shares

of

Series AA Convertible Preferred Stock

The Rights Offering Will Expire at 5:00 p.m., Mountain Time, on [    ], 2005, Unless the Rights

Offering is Extended

September [    ], 2005

Dear Shareholder:

ACT Teleconferencing, Inc. (the “Company”) is pleased to provide details on the Company’s rights offering to the holders of record of its common stock, no par value, as of the close of business on September 30, 2005 (the “Record Date”), as described in the enclosed Prospectus dated September [    ], 2005 (the “Prospectus”). Shareholders of the Company on the Record Date are receiving subscription rights (the “Rights”) to subscribe for and purchase shares of the Company’s Series AA Convertible Preferred Stock, initial stated value $100 per share (the “Series AA Preferred Stock”). Eligible shareholders will receive [    ] Rights for each share of common stock held on the Record Date.

The Rights will be evidenced by non-transferable Rights certificates (the “Subscription Rights Certificates”). Each Right will entitle its holder to subscribe for one share of Series AA Preferred Stock (the “Basic Subscription Right”). The subscription price for the Series AA Preferred Stock is $100 per share. In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe at the same price of $100 per share for shares of the Series AA Preferred Stock that are not otherwise purchased pursuant to the exercise of Rights by other shareholders, subject to availability and pro ration as described in the Prospectus.

Enclosed are copies of the following documents:

1.	the Prospectus;

2.	Instructions As to Use of ACT Teleconferencing Subscription Rights Certificates;

3.	a Notice of Guaranteed Delivery Form;

4.	the Subscription Rights Certificate;

5.	a Form W-9, with instructions; and

6.	a return envelope addressed to Computershare Trust Company, the subscription agent for the Rights Offering.

The Prospectus describes the Rights Offering and the procedure to follow if you choose to exercise your Rights. Please read the Prospectus and other enclosed materials carefully.

Your prompt action is requested. The Rights Offering will expire at 5:00 p.m., Mountain time, on [    ], 2005, unless extended by the Company in its sole discretion (the “Expiration Time”).

To exercise your rights, you must deliver a properly completed and executed Subscription Rights Certificate and payment in full for all of the shares of Series AA Preferred Stock subscribed for to the subscription agent as indicated in the Prospectus prior to the Expiration Time.

Additional copies of the enclosed materials may be obtained from Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado 80401, (303) 262-0600 ext. 4732.

We are pleased to offer you this opportunity and hope that you will consider a further investment in the Company.

Sincerely,

ACT TELECONFERENCING, INC.

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